1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

April 9, 2020

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for Proposed Reorganizations of various series of ICON Funds into SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”).

Dear Mses. Lithotomos and Hamilton:

On behalf of the Registrant this letter provides responses to various comments you each have provided to the two prospectus/proxy registration statements of the Registrant on Form N-14 for the Reorganizations described below which were filed with the SEC on February 14, 2020 (Accession Nos. 0001398344-20-003614 and 0001398344-20-003619), and to the registration statement of the Registrant on Form N-1A filed with the SEC on March 4, 2020 (Accession No. 0001398344-20-005174). Note referenced page numbers are to versions filed February 14, 2020.

1.	Comment: Please include all required independent auditors’ consents in the next amendments to the filings.

Response: The auditors’ consents will be included in those filings.

2.	Comment: For those shell series reorganizations where two or three Funds are reorganizing into one shell series:

a.	Provide additional disclosure about whether the reorganizations are contingent on each other or are non-contingent and may occur independently.

Response: The following disclosure has been added where applicable:

Each Reorganization may occur separately from the others, and is not contingent on the approval of any other Reorganization.

b.	If non-contingent, modify the fee tables and related examples to show the effects of the highest expense ratio combination, the lowest expense ratio combination and the most likely combination.

Response: The requested changes have been made.

c.	Revise the capitalization tables to show the information as of 12/31/2019 instead of 9/30/2019, and confirm in your response that no material changes have occurred since 12/31/2019.

Response: The requested changes have been made. The Trust confirms that, other than due to general market reactions in relation to the ongoing COVID-19 pandemic, it is unaware of any material changes to the information presented by the capitalization tables.

3.	Comment: For those shell series reorganizations where a single Fund is reorganizing into a shell series, the pro forma financial information may be removed from the N-14 registration statement.

Response: The Registrant has removed the pro forma financial information for the reorganizations of the ICON Flexible Bond Fund, the ICON Utilities Fund and the Shelton Emerging Markets Fund.

4.	Comment: Modify the disclosure regarding the who will pay for the Reorganizations to clarify whether any of the Funds are expected to pay any such costs.

Response: The disclosure relating to the costs of the Reorganizations has been revised to read:

Shelton Capital Management will bear the costs relating to each Reorganization as set forth in the respective Plan, including transfer agent conversion costs up to $75,000 for all Reorganizations in the aggregate. Because it is anticipated that such transfer agent conversion costs will be less than $75,000, it is not anticipated that the Funds will bear any costs relating to the Reorganization.

5.	Comment: Generally, ensure that all disclosures in the N-14s and the N-1A filing are harmonized given the separate filing dates.

Response: The disclosures have been revised as needed for consistency.

6.	Comment: For each Reorganization, to the extent that portfolio securities will be sold in connection with the Reorganization and not in the ordinary course, disclose that such portfolio migration will occur and the expected tax consequences, if any, of such sales. Also reflect such expected sales in the pro forma statements of investments. If such realignment will occur, disclosures should discuss: a) the reasons for the changes; b) the extent and costs in dollars and basis points; c) the percentage of the target portfolio that is expected to be sold; d) an estimate of the weighted realized gains in dollars and basis points; and e) that total merger costs do not reflect commissions that will be incurred in such realignment.

To the extent that portfolio securities will not be sold in connection with each Reorganization and only in the ordinary course, add a statement to the effect that all investments held by each Acquired Fund as of 12/31/2019 are in compliance with the investment restrictions and compliance guidelines of the Acquiring Fund.

Response: The following (or similar) additional disclosure has been added where appropriate, including as a footnote to each Statement of Investments:

The investments held by each Acquired Fund as of December 31, 2019 fall within the investment restrictions and investment guidelines of the corresponding Acquiring Fund, and therefore sales of portfolio securities in connection with the Reorganization are not anticipated. Changes in portfolio investments may occur in the ordinary course of investing and in accordance with the each Acquired Fund’s investment strategies and limitations, and in light of market developments.

7.	Comment: Add as a separate proposal approval to transact other business, including adjournments and postponements.

Response: The following proposal and related disclosure has been added to both N-14s:

Proposal #. To consider and transact such other business as may properly come before the Meeting and any adjournments, postponements or delays thereof, including obtaining votes necessary for a quorum.

Under Proposal #, authority is granted for the consideration of other business, and specifically to allow the adjournment of the meeting in the event sufficient votes are not received to constitute a quorum. In the event sufficient votes are not received to obtain a quorum, it is anticipated that the meeting will be adjourned until such time as a quorum is obtained. Adjournment of the meeting will only take place under circumstances that are consistent with applicable law.

8.	Comment: On page 9 of the Q&A of the Combined N-14, ensure that the disclosure relating to the principal investment strategies of the Acquiring Fund compared to the Acquired Funds is consistent with other disclosures.

Response: The disclosure was inadvertently inconsistent, and has been revised to state:

Upon the closing of each Reorganization, Acquired Fund shareholders will become shareholders of the Acquiring Fund, which (other than the Emerging Markets Fund) has the same investment objective and the same or somewhat similar principal investment strategies as the Acquired Fund, as described in the Combined Prospectus/Proxy Statement. Shelton Capital Management serves as the investment advisor to each Acquiring Fund.

9.	Comment: Please confirm all referenced 811 filing numbers are correct.

Response: The filing numbers have been checked and revised as needed.

10.	Ensure that the annual operating expenses shown in the tables in the Q&A of the Combined N-14 match those in the fee tables.

Response: The numbers have been checked and revised as needed.

11.	Comment: On page 25 of the Combined N-14, add disclosure describing how shareholders would be notified in the event that the assets of an Acquired Fund have a materially different valuation using the Acquiring Fund’s valuation process.

Response: The following disclosure has been added:

(Although it is not anticipated that the use of the Acquiring Fund’s valuation procedures will result in a material revaluation of the Acquired Fund’s assets at the time of the Reorganization, in such event the Acquiring Fund would take appropriate steps to notify shareholders).

12.	Comment: On page 29 of the Combined N-14, re-arrange the table of Principal Investment Strategies in a column format that allows side-by-side comparisons of the Funds.

Response: The requested change has been made.

13.	Comment: For the Acquiring ICON Equity Fund, confirm that the fee table reflects anticipating shorting interest expenses, if any.

Response: The Registrant is that the fee table correctly reflects the use of shorting strategies; such strategies although available to the Fund are not currently used to a significant degree by the portfolio manager.

14.	Comment: For the Acquiring ICON Consumer Select Fund and ICON Natural Resources Fund, explain how the Funds’ names are consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended. In particular, please explain how investments in the financial sector by the ICON Consumer Select Fund are consistent with its name, and how investments in the industrials sector by the ICON Natural Resources Fund are consistent with its name.

Response: Both Funds have defined their investible universe consistently with the requirements of Rule 35d-1.

a.       The ICON Consumer Select Fund discloses that it normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies in the Consumer Discretionary, Consumer Staples and Financial sectors (as determined by the Global Industry Classification Standard).

The Consumer Discretionary, Consumer Staples and Financial sectors are closely entwined in their market representation of consumer behavior because they jointly capture the effects of decisions made by consumers in deploying their person financial resources. For example, a consumer may determine to buy a car, a bigger house, clothing, food, household products, personal products, fund a savings account, buy life insurance, property insurance, or invest in a mutual fund or at a brokerage firm. Further, the purchase of many consumer discretionary and consumer staples often requires a loan, mortgage or other arrangements relating to the Financial sector. Therefore, these three sectors together effectively capture consumer choices that will be represented by the portfolio of the combined ICON Consumer Select Fund.

The Fund further discloses that:

For these purposes “consumer select” generally includes, but is not limited to, financial firms which interact with and are affected by consumers, such as asset management and custody banks, consumer finance, diversified banks, diversified capital markets, financial exchanges and data, insurance brokers, investment banking and brokerage, life and health insurance, mortgage REITs, multi-line insurance, multi-sector holdings, other diversified financial services, property and casualty insurance, regional banks, reinsurance, specialized finance, and thrifts and mortgage finance, as well as issuers in the Consumer Discretionary and Consumer Staples sectors.

Because the foregoing includes investment opportunities within the Financial sector and its interaction with consumers, the investment approach is consistent with the Fund’s definition of “consumer select”.

b.       The ICON Natural Resources Fund discloses that it normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies in the Energy, Industrials, Natural Resources sectors (as determined by the Global Industry Classification Standard).

The Industrials sector is closely tied to natural resources investing because without industrials, natural resources would not be functional or delivered. Water, minerals, metals, oil, natural gas and trees, for example, become functional or usable only through the application of industrial processes. Not including industrials in the natural resources portfolio contemplated for the ICON Natural Resources Fund therefore would be a deficiency. Representative examples of companies S&P classifies as industrials that provide products and services essential to the delivery and use of natural resources include: MasTec (building and maintenance of utility infrastructure, including utility transmission, wind farms, solar farms, renewable energy and natural gas infrastructure); Mueller Water Products (manufactures water infrastructure and flow control products for use in water distribution, water and wastewater treatment and gas distribution systems); Flour (provides oil and gas infrastructure construction services); Honeywell (provides sensing and security technologies for specialty chemicals, refining & petrochemicals and energy); Waste Management (services including collection, transfer, recycling, resource recovery, and disposal services and operates waste-to-energy facilities); and Caterpillar (designs, manufactures and markets construction, mining and forestry machinery).

The Fund further discloses that:

For these purposes, “natural resources” generally includes, but is not limited to: energy (such as electricity and gas utilities, producers and developers, equipment and services, storage and transportation, gas/oil refining and marketing, service and drilling, pipelines and master limited partnerships (MLPs)), alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar, fuel cells), industrial products (such as building materials, cement, packaging, chemicals, materials infrastructure, supporting transport and machinery), forest products (such as lumber, plywood, pulp, paper, newsprint, tissue), base metals (such as aluminum, copper, nickel, zinc, iron ore and steel), precious metals and minerals (such as gold, silver, platinum, diamonds), and agricultural products (grains and other foods, seeds, fertilizers, water).

Because the foregoing includes investment opportunities within the Energy and Industrials sectors, the investment approach is consistent with the Fund’s definition of “natural resources”.

15.	Comment: On page 35 of the Combined N-14, consider providing an alternative format to present the principal risks of the Funds.

Response: The Registrant has included an additional table showing the principal investment risks of the Funds in a side-by-side format similar to that used for the principal investment strategies. The Registrant believes this presentation along with the summary table and descriptions of the principal investment risks provides an improved alternative format for shareholders to cross-reference the applicable risks for different funds.

16.	Comment: On page 40 of the Combined N-14, and where it otherwise appears, remove the word “broad” from the sentenced “Companies that have similar lines of business are grouped together in broad categories called industries.”

Response: The requested change has been made.

17.	Comment: On page 54 of the Combined N-14, correct the typo in the Acquiring Funds’ dividend disclosures.

Response: The requested change has been made.

18.	Comment: For the fee tables, confirm that for all Acquiring Funds that the contractual expense waiver will be in place for at least one year, and that the examples calculation reflect the waiver only for one year.

Response: The Registrant confirms that the contractual waivers will be in place through May 20, 2021, and the examples have been revised as necessary.

19.	Comment: For the fee tables, confirm that the footnotes are consistent, e.g., the asterisk regarding contingent deferred sales charges and footnotes 1 and 2, and that contingent deferred sales charges are not included in the examples numbers, and that all other numbers are correct.

Response: The requested changes have been made.

20.	Comment: Please explain why for certain Acquiring Funds the total annual fund expenses after waivers is still higher than the contractual expense limitation.

Response: In such cases, the total expenses are higher because as disclosed in footnote 3, the expense waiver does not include certain costs, including compliance costs. This is a policy consistently applied across all Funds of the Registrant and the Shelton family of Funds.

21.	Comment: Starting on page 84 of the Combined N-14, update the dates associated with the bar charts to reference December 31, 2019.

Response: The requested change has been made.

22.	Comment: Update the Capital Loss Carryforwards table on page 102.

Response: The table has been updated.

23.	Comment: Insert the capitalization tables on page 106 of the Combined N-14.

Response: The tables have been added.

24.	Comment: On page 108 of the Combined N-14, replace “since inception” in the portfolio manager tenure disclosure with the effective date of the Funds.

Response: The requested change will be made.

25.	Comment: On page 114 of the Combined N-14, update the accounting survivorship disclosures to be consistent with the recent NAST Analysis correspondence letter filing.

Response: The disclosure has been updated.

26.	Comment: Update the referenced filings on page 135 of the Combined N-14.

Response: The disclosure has been updated.

27.	Comment: For the pro forma financial statements starting on page 136 of the Combined N-14:

a.	Include adjustments and related footnote disclosures consistent with the AICPA’s Investment Company Audit Risk Alert 2010/2011 and Regulation S-X Sections 11-02(b)(2), 11-02(b)(6) and 11-02(c)2.

b.	Include the relevant date on all statements.

Response. The requested disclosures have been added.

28.	Comment: As applicable, revise the headings in the pro forma financial statements to clarify they are based on a 12 month period ending on the referenced date.

Response: The requested changes have been made.

29.	Comment. Include disclosure in the introduction to the fee tables, capitalization tables and pro forma financial statements explaining that due to the non-contingent nature of the reorganizations, other combinations of Acquired Funds than those shown could end up comprising each Acquiring Fund.

Response: The following disclosure has been added where requested:

Because the Reorganizations are not dependent or contingent on each other, combinations of Acquired Funds different than those show below could occur.

30.	Comment: For the International N-14, make changes as required consistent with the comments above.

Response: The requested changes have been made.

31.	Comment: On page 8 of the International N-14, ensure that the disclosed expenses correctly tie back to the fee table disclosures.

Response: The disclosures have been revised.

32.	Comment: Confirm that the fee table in the International N-14 correctly discloses the net operating expenses of the Acquiring Fund.

Response: The Registrant confirms the disclosure is correct; the different expenses shown in the May 2019 prospectus reflect certain expenses relating to a prior reorganization which do not affect the expenses of the Fund in its current fiscal year.

33.	Comment: Update the capital loss carryforward table on page 46 of the International N-14.

Response: The table has been updated.

34.	Comment. For the Capitalization Table on page 50 of the International N-14, include footnotes relating to all adjustments (including reorganization costs if applicable) and indicate that the information is unaudited. Reformat the table so it is easier follow.

Response: The table has been updated as requested.

35.	Comment. Include financial highlights for the Acquiring Fund on page 59 of the International N-14.

Response. The financial highlights have been added.

36.	Comment: Update the pro forma financial statements in the International N-14 consistent with Comment 27 above.

Response. The requested disclosures have been added.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq. (Counsel to the Registrant)

Davis Graham & Stubbs LLP